SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description

1.1

Information Statement dated April 20, 2009 (the “Information Statement”) relating to the Registrant’s proposed spin-off and a separate listing of shares of Hutchison Telecommunications Hong Kong Holdings Limited (“HTHKH”), which includes a copy of the Listing Document dated April 20, 2009 (the “Listing Document”) issued by HTHKH.

1.2	Letter to Shareholders dated April 20, 2009 accompanying the Information Statement.

1.3	Press release dated April 20, 2009 of the Registrant relating to the posting of the Information Statement.

1.4

Joint announcement dated April 20, 2009 of the Registrant and Hutchison Whampoa Limited relating to the proposed spin-off and a separate listing of shares of HTHKH, and posting of the Listing Document and Information Statement.

1.5	Letter to Shareholders dated April 20, 2009 accompanying the Listing Document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

	By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer